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                                                                  Exhibit (a)(6)


                          THE INDIA GROWTH FUND INC.
              ANNOUNCES RESULTS OF ANNUAL MEETING OF STOCKHOLDERS
                           AND TENDER OFFER PROGRAM

         NEW YORK, November 10, 2000 - The India Growth Fund Inc. (the "Fund") today announced that in consideration for agreeing to conduct a tender offer for 40% of the Fund's common stock at a price equal to the Fund's net asset value per share (the "Tender Offer"), the Brookdale Group Ltd. agreed to withdraw the stockholder proposals nominating John Chapman, Paul Douglas and Howard Golden to the Board of Directors, and recommending Board action to reduce the discount to net asset value at which the Fund's shares have been trading. The Board determined to commence the Tender Offer as soon as practicable after payment of a dividend which will represent the Fund's required distribution to satisfy requirements under the Internal Revenue Code.

         Following the withdrawal of Brookdale's nominees, the Fund announced that at the reconvened Annual Meeting of Stockholders held today, the stockholders of the Fund elected Ishaat Hussain and Christopher Reeves as Class II Directors of the Fund and ratified the selection of PricewaterhouseCoopers LLP as independent accountants of the Fund for the fiscal year ended June 30, 2001.

         The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

         The Tender Offer is being conducted in lieu of the previously announced share repurchase and tender offer program, approved by the Board on August 21, 2000 and September 6, 2000.

         The Fund is a closed-end management investment company that seeks long-term capital appreciation through investment primarily in equity securities of Indian companies. The Fund is traded on the New York Stock Exchange under the trading symbol "IGF". The Fund's investment adviser is Unit Trust of India Investment Advisory Services Limited.

         This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.